Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of basic and diluted earnings per share for the three and nine months ended September 30, 2015 and 2014:

	Three Months Ended September 30,		Nine Months Ended September 30,
amounts in thousands, except share and per share amounts	2015	2014	2015	2014
Net income	$18,201	$31,225	$63,314	76,054

Basic weighted average shares	14,411,927	14,265,260	14,384,291	14,252,910
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	399,168	348,484	383,658	324,387
Diluted weighted average shares	14,811,095	14,613,744	14,767,949	14,577,297

Net income per common share:
Basic	$1.26	$2.19	$4.40	$5.34
Diluted	$1.23	$2.14	$4.29	$5.22